HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD.
                         555 Madison Avenue, 16th Floor
                               New York, NY 10022

                                 January 5, 2007

James L. Zucco
Corente Innovation Advisers
Suite 1000, Box 103
Far Hills, NJ

Mr. Zucco:

     This letter agreement dated as of January 5, 2007 (the "Agreement") shall set forth the terms under which Harbinger Capital Partners Master Fund I, Ltd. ("Master Fund") and Harbinger Capital Partners Special Situations Fund, L.P. ("Special Situations Fund" and together with Master Fund, "Harbinger Capital Partners") shall reimburse James L. Zucco ("Mr. Zucco") for his reasonable expenses in connection with his participation in Harbinger Capital Partners' proxy solicitation (the "Proxy") as a director nominee and to indemnify him against certain liabilities and expenses for running for and serving as a director of Openwave Systems, Inc. ("Openwave"). This Agreement shall supersede all prior written agreements among these parties in their entirety.

     The term of this Agreement shall begin January 5, 2007, and continue indefinitely unless and until terminated immediately upon written notice by either party.

     Mr. Zucco shall be entitled to receive reimbursement from Harbinger Capital Partners for his reasonable personal out of pocket expenses incurred in connection with his participation in the Proxy as a director nominee; provided, however, Mr. Zucco is not, and shall not be deemed to be or considered for any purposes to be an employee or agent of, or consultant to, Harbinger Capital Partners or any of their affiliates, nor shall he be entitled to any compensation, bonus, benefits or other remuneration from Harbinger Capital Partners or be eligible to participate in benefits or privileges given or extended by Harbinger Capital Partners to its employees. Neither Harbinger Capital Partners nor Mr. Zucco shall have the power to create, and shall not represent to any person that it has the power to create, any express or implied obligation on the other's behalf.

     Harbinger Capital Partners shall indemnify, to the fullest extent allowed by Delaware law, Mr. Zucco against expenses (including attorneys' fees), judgments, fines, settlements and other amounts actually and reasonably incurred in connection with any proceeding, arising out of Mr. Zucco's participation in the Proxy and running for the board of directors of Openwave, as these expenses are incurred. This indemnification right shall survive for a period of one year after termination of this Agreement.

     Without the prior consent of Openwave, Mr. Zucco shall not share with Harbinger Capital Partners any confidential information regarding Openwave which Mr. Zucco may obtain in connection with Mr. Zucco's service as a director or other fiduciary of Openwave. For so long as Mr. Zucco shall be a member of the board of directors of Openwave, any actions taken or decisions made by Mr. Zucco in his capacity as a director of the Openwave shall be independent of, and not related to or arising out of, this Agreement. Nothing in the Agreement shall prohibit or impede Mr. Zucco from (i) taking any action which he reasonably believes to be in furtherance and fulfillment of his duties to Openwave and (ii) otherwise fulfilling his obligations and performing his duties as a director of Openwave.

     This Agreement states the entire understanding of the parties with regard to its subject matter and may not be amended or modified except in writing, signed by each of the parties named below.

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

     IN WITNESS WHEREOF, the parties hereto have either executed and acknowledged this Agreement, or caused it to be executed and acknowledged on their behalf by their duly authorized officers all as of the date first above written.

Harbinger Capital Partners Master Fund I, Ltd.
By: Harbinger Capital Partners Offshore Manager, LLC
Its: Investment Manager

By: ______________________
    William R. Lucas, Jr.
    Senior Vice President and General Counsel


Harbinger Capital Partners Special Situations Fund, L.P.
By: Harbinger Capital Partners Special Situations GP, LLC
Its: General Partner

By: ______________________
    William R. Lucas, Jr.
    Senior Vice President and General Counsel


By:   ______________________
Name: James L. Zucco

SK 03773 0003 736886